TERYL RESOURCES CORP.
240 – 11780 Hammersmith Way, Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax 604-278-3409

October 19, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 7561

Dear Sirs:

Re:     Teryl Resources Corp. (“Company”)
            File No.: 0-31076

We are writing this to you, on the recommendation of Mr. Brad Skinner, Senior Assistant Chief Accountant, of your Division of Corporation Finance, to clarify that the Company’s Form 20-F for the fiscal year ended May 31, 2007 is not only the Company’s 2007 Annual Report, but also a Form 20-F Registration Statement, and to be reviewed as such.

By way of background information, the SEC files will show that the Company, in 2000, submitted a 20-F Registration Statement. When the Company found that it would have difficulties in responding to the SEC comments it decided to withdraw the filing - and it attempted to do so by letters that appear to have been faxed to Mr. John Penn May 5, 2000 and May 12, 2000. Unbeknownst to the Company the withdrawal was not effective and the filing went effective 60 days after the original submission. The Company also, therefore, did not understand that it had become committed to making all of the annual and other filings which are required by a 20-F Registrant. The Company had no further contact with your office until it submitted what it thought was a new 20-F Registration Statement on January 19, 2007.

Further to communications with your Mr. Jason Wynn in January and February 2007, and ultimately definitive communication with Mr. Craig Olinger, Deputy Chief Accountant, Office of Chief Accountant, Division of Corporate Finance, it was determined that the Company should prepare and file all its historical Forms 20-F and 6-K’s to become current in its Exchange Act filings. These historical filings were completed during the summer of 2007 and the Company continues its ongoing compliance.

However, the Company wishes to list its shares of common stock for quotation on the OTC Bulletin Board. Our market maker has been informed by FINRA that, until the Company clears all comments of the SEC and reaches the no-comment stage on its Registration Statement, it will not be eligible for quotation on the OTC BB.

On September 18, 2007, we spoke with Brad Skinner, Roger Schwall, Assistant Director, Corporate Finance and Carmen Moncada-Terry, Attorney. As a result, and upon direction from Mr. Skinner, we are filing our 2007 Form 20-F as our 2007 Annual Report; and as our 20-F Registration Statement, combing all disclosure required to meet the form requirements for each an Annual Report and a Registration Statement.

We look forward to hearing from you at your very earliest convenience so we may clear any comments or deficiencies on our Registration Statement as soon as possible.

Yours very truly,

TERYL RESOURCES CORP.

/s/ John Robertson

John Robertson,
President

:seg

cc:    Brad Skinner
         Carmen Moncada-Terry